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1/22/2000

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42147



RECEIVED
JAN 15 2002
384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-00 (MM/DD/YY) AND ENDING 9-30-01 (MM/DD/YY)

U.S. POST OFFICE DELAYED

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HIGHLAND FINANCIAL, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

905 MENOHER BOULEVARD, SUITE A
(No. and Street)

JOHNSTOWN	PA	15905
(City)	(State)	(Zip Code)

PROCESSED
JAN 25 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GORDON D. SMITH (814) 536-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHAFFER & CO., CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

647 MAIN ST.	JOHNSTOWN	PA	15901
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GORDON D. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGHLAND FINANCIAL, LTD., as of SEPTEMBER 30, 19XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

NOTARIAL SEAL
Vickie L. Langham, Notary Public
Johnstown, Cambria County, PA
My Commission Expires Aug. 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shaffer & Co.

CERTIFIED PUBLIC ACCOUNTANTS
Johnstown, Pennsylvania 15904

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Highland Financial, Ltd.
Johnstown, Pennsylvania

I have audited the accompanying statement of financial condition of Highland Financial, Ltd. (the Company) as of September 30, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Financial, Ltd. at September 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shaffer + Co.

Johnstown, Pennsylvania
October 29, 2001

HIGHLAND FINANCIAL, LTD.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Cash and cash equivalents	$ 27,444
Accounts receivable	40,701
Accrued interest receivable	7,848
Supplies inventory	1,060
Prepaid taxes	2,205
Note receivable - Shareholder	58,000
Furniture and equipment - net of accumulated depreciation of $7,038	2,051
Total Assets	$ 139,309

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable	$ 4,122
Accrued sales commission	248
Accrued profit sharing liability	15,000
Deferred income tax liability	6,013
Total Liabilities	25,383
Shareholders' equity	
Common stock, $1 par value, 100,000 shares authorized, 50,000 shares issued and outstanding	50,000
Additional paid-in capital	50,000
Retained earnings - Exhibit III	13,926
Total Shareholders' Equity	113,926
	$ 139,309

See Accompanying Notes to Financial Statements

EXHIBIT II

HIGHLAND FINANCIAL, LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Revenues	
Consulting fees	$ 79,405
Commissions	231,867
Investment earnings	862
Interest income	3,700
Total Revenues	315,834
Expenses	
Contract labor	132,899
Commissions	3,278
Occupancy	28,800
Depreciation	1,299
Communications	7,544
Regulatory fees	2,987
Operating expenses	147,493
Total Expenses	324,300
(Loss) Before Income Taxes	(8,466)
Provision For Income Taxes	
Current	900
Deferred	1,559
Total Provision For Income Taxes	2,459
Net (Loss)	$ (10,925)

See Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance - Beginning of year	$ 50,000	$ 50,000	$ 24,851	$ 124,851
Net (loss)	---	---	(10,925)	(10,925)
Balance - End of year	$ 50,000	$ 50,000	$ 13,926	$ 113,926

See Accompanying Notes to Financial Statements

EXHIBIT IV

HIGHLAND FINANCIAL, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	$(10,925)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation	1,299
Increase in deferred taxes	1,559
(Increase)/Decrease in operating assets:	
Accounts receivable	(27,287)
Accrued interest receivable	(3,700)
Prepaid taxes	(606)
Increase/(Decrease) in operating liabilities:	
Accounts payable	1,298
Accrued income taxes	(1,746)
Accrued profit sharing liability	6,000
Accrued sales commission	60
Total Adjustments	(23,123)
Net Cash (Used) In Operating Activities	(34,048)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Loan payments received from shareholder	9,000
Net Cash Provided By Investing Activities	9,000
Net decrease in cash and cash equivalents	(25,048)
Cash and cash equivalents - Beginning of year	52,492
Cash and cash equivalents - End of year	$ 27,444

Supplemental Disclosures:
Cash and cash equivalents include cash on hand, cash in banks and short-term investments that are readily convertible to cash and have no significant risk of change in value.

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:

Federal and state corporate income taxes	$ 2,832
Interest paid	$ 21

See Accompanying Notes to Financial Statements

HIGHLAND FINANCIAL, LTD.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Highland Financial, Ltd. (the Company) was incorporated in the Commonwealth of Pennsylvania on December 31, 1989. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is registered to do business as a broker-dealer in Pennsylvania and New Jersey. In addition, the Company is registered as an insurance broker in Pennsylvania.

Revenue Recognition

The Company earns consulting fees from providing investment advisory and other consulting services to investors. Commissions are earned on sales of mutual funds to investors. Revenues are recognized on the accrual basis of accounting.

Accounts Receivable

Accounts receivable represent commissions and consulting fees due during the year. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

Equipment and Furniture

Equipment and furniture are recorded at cost and depreciated over their estimated useful lives of seven (7) years on a straight-line basis for financial statement purposes. Depreciation for tax purposes is computed using accelerated depreciation methods. Depreciation expense was $1,299 for the current year ended September 30, 2001.

Income Taxes

The current tax provision represents amounts paid or payable with the filing of the current year's tax return. Deferred taxes are provided to recognize temporary differences between the recognition of revenues and expenses for income tax purposes and for financial reporting purposes utilizing the balance sheet approach as prescribed by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes."

Inventory

Supplies inventory is stated at cost which approximates market.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents as of September 30, 2001 consist of the following:

Cash in Bank	$ 12,247
Money market funds	15,197
	$ 27,444

Money market funds have a check writing feature which allows immediate withdrawal of funds at any time. The funds generate income at a variable rate based upon market conditions with a current yield of approximately 2.68% at September 30, 2001.

NOTE 3 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission's Reserve and Custody of Securities Rule 15c3-3 under paragraph (K)(2)(A) because it promptly deposits customer funds into a trust account for the exclusive benefit of the customer.

NOTE 4 - PROFIT-SHARING PLAN

The Company has a defined contribution profit-sharing plan covering its employees. Employees qualify based on age and hours of service. Contributions under the plan are discretionary and are determined annually by the Company. The pension expense for the current fiscal year ended September 30, 2001 is $18,145.

NOTE 5 - INCOME TAXES

Deferred income tax expense results from temporary differences between recognition of revenues and expenses for income tax purposes and for financial reporting purposes. The sources of these temporary differences and the related income tax effect of each are as follows:

Deferred Assets	
Accounts payable	$ 968
Accrued sales commission	58
Contribution carryover	3,598
State net operating loss carryforward	1,568
Federal net operating loss carryforward	2,553
Less: Valuation allowances:	8,745
Contribution carryover	(3,598)
Total valuation allowance	(3,598)
Total Gross Deferred Assets	$ 5,147
Deferred Liabilities	
Deferred revenue	$ 9,560
Accelerated expenses - Inventory	249
- Depreciation	482
Accrued interest receivable	869
Total Gross Deferred Liabilities	$ 11,160

Management has presented the deferred tax assets and deferred tax liabilities at net, in the accompanying financial statements as follows:

Current deferred tax assets	$ 5,147
Current deferred tax liabilities	(10,678)
Net Current Deferred Liabilities	(5,531)
Long-term deferred tax assets	---
Long-term deferred tax liabilities	(482)
Net Long-Term Deferred Liabilities	(482)
Total Deferred Tax Liability	$(6,013)

The federal net operating loss (NOL) carryforward is scheduled to expire on September 30, 2021. The state net operating loss carryfoward will expire on September 30, 2011. The losses are anticipated to be used prior to expiration. Therefore, no valuation allowance has been established for these net operating losses.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company leases a vehicle from a shareholder. The lease expense for the year amounted to $ 8,061, and is on a month to month basis.

The Company and an affiliated organization, Highland Financial Advisors (a corporation) share the same office space and personnel. Both companies are owned and managed by the same individuals. The common expenses are allocated to each organization based upon management's estimate of usage. Certain expenses incurred are originally paid by the affiliated organization and Highland Financial, Ltd. is invoiced for their share based upon written agreements between the affiliates as to the allocation of shared expenses.

For the year ended September 30, 2001, the Company incurred expenses of $28,800 for the office lease, $132,899 for contract labor and $36,000 for furniture and equipment lease to an affiliated organization.

NOTE 7 - MINIMUM CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $25,000 for the current fiscal year ended September 30, 2001. The Company's net capital as defined by SEC Rule 15c3-1 was $15,208 in excess of the minimum net capital required.

SCHEDULE A

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2001

1.	Total ownership equity		$ 113,926
2.	Deduct ownership equity not allowable for net capital		---
3.	Total ownership equity qualified for net capital		113,926
4.	Add:		
	a) Liabilities subordinated to claims of general creditors allowable in computation of net capital		---
	b) Other (deductions) or allowable credits - deferred income tax liability and prepaid taxes		8,218
5.	Total capital and allowable subordinated liabilities		122,144
6.	Deductions and/or charges:		
	a) Total non-allowable assets	(81,632)	
	b) Secured demand note deficiency	---	
	c) Commodity futures contracts and spot commodities - proprietary capital charges	---	
	d) Other deductions and/or charges	---	(81,632)
7.	Other additions and/or allowable credits		---
8.	Net capital before haircuts on security positions		40,512
9.	Haircuts on securities (computed where applicable, pursuant to 15c3-1(f)):		
	a) Contractual securities commitments		---
	b) Subordinated securities borrowing		---
	c) Trading and investment securities		---
	d) Undue concentration		---
	e) Other securities		304

SCHEDULE A
(Continued)

HIGHLAND FINANCIAL, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED SEPTEMBER 30, 2001

10.	Net capital	40,208
11.	Minimum net capital required (6-2/3% of total aggregate indebtedness)	1,693
12.	Minimum dollar net capital requirement of reporting broker or dealer	25,000
13.	Net capital requirement (greater of line 11 or 12)	25,000
14.	Excess net capital	$ 15,208

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Highland Financial, Ltd. and included in the Company's unaudited Part II FOCUS Report filing as of the same date consisted of the following:

Excess per the Company's Part II (unaudited) FOCUS Report	$ 14,602
Allowable credits - the effect of audit adjustments for deferred income tax liability and prepaid taxes not properly reported as allowable	606
Excess per this computation	$ 15,208

The Company has not included supplementary schedules under Rule 15c3-3 (d) and (e) regarding possession and control requirements and computation of reserve requirements, as such amounts would be zero.

Shaffer & Co.
CERTIFIED PUBLIC ACCOUNTANTS
Johnstown, Pennsylvania 15904

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Shareholders of
Highland Financial, Ltd.
Johnstown, Pennsylvania

In planning and performing my audit of the financial statements and supplemental schedule of Highland Financial, Ltd. (the Company), for the year ended September 30, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, Verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Shaffer & Co.

Johnstown, Pennsylvania
October 29, 2001